BRETT D. WHITE +1 650 843 5191 whitebd@cooley.com	VIA EDGAR

May 5, 2020

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Nicholas. P. Panos

Re:	CymaBay Therapeutics, Inc.

PREC14A preliminary proxy statement made on Schedule 14A

Filed April 27, 2020 by CymaBay Therapeutics, Inc.

File No. 001-36500

Ladies and Gentlemen:

On behalf of CymaBay Therapeutics, Inc. (the “Company”), we are submitting this letter in response to comments received from the Office of Mergers & Acquisitions (the “Staff”), of the Securities and Exchange Commission, by letter dated April 30, 2020, regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 27, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated the comment into this response letter in italics. Transmitted for filing today is a copy of a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) reflecting the responses to the Staff’s comments.

Schedule 14A

1.

The placeholder included for purposes of disclosing the record date continues to be blank. Rule 14a-13, by its terms, mandates that the registrant shall conduct the inquiry required by Rule 14a-13(a)(1) “at least 20 business days prior to the record date of the meeting of security holders.” Please advise us how the registrant complied with, or intends to comply with, Rule 14a-13(a)(3).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in March 2020 the Company requested that Broadridge Financial Solutions, Inc. (“Broadrige”) conduct a broker search in compliance with Rule 14a-13(a)(1), and we have been advised by Broadridge that the broker search was conducted as of March 30, 2020. On April 28, 2020, the Board of Directors set the record date for the annual meeting to be April 28, 2020, and the record date is now disclosed in the Revised Preliminary Proxy Statement.

2.	Please advise us how the registrant intends to comply with the requirement to furnish the annual report before or together with the proxy statement as required by Rule 14a-3(b)(1).

COOLEY LLP      3175 HANOVER STREET      PALO ALTO, CA      94304-1130

T: (650) 843-5000      F: (650) 849-7400      COOLEY.COM

May 5, 2020

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will be distributing the annual report together with the proxy statement as required by Rule 14a-3(b)(1).

3.

Please advise us, with a view toward revised disclosure, the reason why a Table of Contents appears before the apparent first page of the proxy statement as defined in Rule 14a-1(g). Please note that neither the letter to stockholders nor the Notice are required disclosures under Schedule 14A, and therefore neither is part of the proxy statement as defined.

Response: The Company respectfully acknowledges the Staff’s comment and has moved the Table of Contents to immediately precede the section of the Revised Preliminary Proxy Statement titled “General Information About the Proxy Process and Voting”.

What are broker non-votes?, page 7

4.

Given that the solicitation is contested, please advise us of the legal basis upon which the registrant has relied to conclude that brokers might be eligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that “broker non-votes” could exist. See Item 21(b) of Schedule 14A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Revised Preliminary Proxy Statement to remove the implication that broker non-votes could exist.

Item 1. Election of Directors, page 13

5.

In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response: The Company respectfully acknowledges the Staff’s comment and in response to the comment confirms that the Company sends to its directors and executive officers, including those that are designated as “participants” in Appendix A to the preliminary proxy statement, D&O questionnaires and each has confirmed that he/she has not been the subject of criminal convictions within the last ten years.

Change in Control and Termination-Related Provisions, page 37

6.

Please advise us, with a view toward revised disclosure, whether the election of three non-management director candidates to the registrant’s five-member board of directors would constitute a change in control transaction under any of the registrant’s governing documents such that payments of the type described in this section could be owed.

COOLEY LLP      3175 HANOVER STREET      PALO ALTO, CA      94304-1130

T: (650) 843-5000      F: (650) 849-7400      COOLEY.COM

May 5, 2020

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the election of three non-management director candidates to the Company’s five-member board of directors would not constitute a change in control transaction under the terms of the offer letters with each of the Company’s executive officers, and therefore would not trigger the payments described in the section titled “—Change in Control and Termination-Related Provisions”. Notwithstanding the foregoing, the election of three non-management director candidates to the Company’s five-member board of directors would constitute a change in control transaction under the Company’s 2013 Equity Incentive Plan (the “2013 Plan”), which provides that stock awards under the 2013 Plan may be subject to additional acceleration of vesting and exercisability as may be provided in the applicable stock award agreement or other written agreement with the participant; provided, further, that if there is a definition of a change in control transaction in an individual written agreement between the Company and the participant with respect to a stock award under the 2013 Plan, the definition in such individual agreement will supersede the definition in the 2013 Plan. Additionally, the election of three non-management director candidates to the Company’s five-member board of directors would constitute a change in control transaction under the Company’s form of Indemnity Agreement entered into with each member of the Company’s board of directors, which provides that, in the event of such a change in control transaction, a determination with respect to an indemnitee’s entitlement to indemnification will be reviewed by independent counsel selected by the indemnitee, rather than by a majority of disinterested directors or by a committee of disinterested directors. The Company has added additional disclosure to the section titled “—Change in Control and Termination-Related Provisions” of the Revised Proxy Statement reflecting the effect these provisions would have if Engine’s nominees are elected to the Board.

Form of Proxy

7.

Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised on any “such other business.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the proxy card to provide that discretionary authority may only be exercised to the extent permitted by Rule 14a-4(c)(1) under the Exchange Act.

*****

COOLEY LLP      3175 HANOVER STREET      PALO ALTO, CA      94304-1130

T: (650) 843-5000      F: (650) 849-7400      COOLEY.COM

May 5, 2020

Please contact me at (650) 843-5191 with any questions or further comments regarding the response to the Staff’s comment.

Sincerely,

Cooley LLP

/s/ Brett D. White
Brett D. White

cc:	Sujal Shah, CymaBay Therapeutics, Inc.

Daniel Menold, CymaBay Therapeutics, Inc.

COOLEY LLP      3175 HANOVER STREET      PALO ALTO, CA      94304-1130

T: (650) 843-5000      F: (650) 849-7400      COOLEY.COM